Exhibit 99.1

Amdocs Enters Partnership for the Purchase of the Land for its Future Campus in Israel

Company looks to future campus as an opportunity to shape company culture and improve the experience for its employees, while benefiting diluted earnings per share over the long term

ST. LOUIS – Dec. 6, 2017 – Amdocs (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today announced it has signed an agreement with Union Group to partner for the purchase of the land1 for its future campus in Ra’anana, Israel. The transaction for the acquisition of the land is expected to be completed in the near term upon satisfaction of customary closing conditions.

Union Group, privately-held, is active in various business domains, with vast experience in developing and operating real-estate properties in Israel and abroad. The partnership will be able to benefit from Union Group’s strong expertise in developing real-estate assets.

Amdocs looks to its future campus as an opportunity to shape company culture and improve the experience and productivity of its employees. The new campus will provide an advanced, optimal working environment that can fully meet the needs of Amdocs Israel and its employees, and support the company’s future growth.

The total net investment that Amdocs expects to make in connection with the purchase of the land and the construction of the new campus is expected to reach up to $350 million over a period of four to five years, and is expected to be financed by internal cash resources. As previously disclosed, this investment includes incremental capital expenditure of up to $100 million in fiscal year 2018. Excluding this incremental capital expenditure, Amdocs expects to generate free cash flow of roughly $500 million in fiscal year 2018, of which it plans to return approximately 100% to shareholders through its ongoing share repurchases and dividend program for the full year. Beyond fiscal 2018, as a general long-term guideline consistent with our prior messages, Amdocs expects to return a majority of free cash flow to shareholders after adjusting for the investment in the campus, subject to factors such as the outlook for M&A, financial markets and prevailing industry conditions. Amdocs believes its decision to build a new campus will be accretive to diluted earnings per share over the long term.

1 Amdocs press release, 13 Sept 2017: Amdocs Signs an Agreement to Purchase Prime Real-Estate in Ra’anana for its Future Campus

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About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about this transaction and its impact on Amdocs’ results in future periods. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016 filed on December 12, 2016 and our quarterly 6-K form furnished on February 13, May 22 and August 14, 2017.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com